Eco Bright Future, Inc.

1015 Bowsprit Ln.

Holiday FL 34691

May 24, 2022

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Offering Statement on Form 1-A Filed April 1, 2022 File No. 024-11846

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of May 23, 2022. Eco Bright Future, Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of May 23, 2022, the Company responds as follows:

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	We note your response to our comment and note that there continue to be discrepancies. For example only,
o	Please have counsel revise the legal opinion. We note to that the opinion still refers to 5 million shares in two places instead of 50 million reflected on the cover page of the offering circular and in Item 4 of Part I of the offering statement.

Response: See revisions to the opinion letter filed as an exhibit.

o	We note that there are 85,000,000 shares outstanding to officers and directors base on the cover page; however, on page 15, you state that the officer only holds 84,800,000 shares. It appears that you removed disclosure regarding the holdings of Mr. Celedon. Please revise to include this disclosure or advise us why it is no longer applicable.

Response: See revisions to the table on page 15. Mr. Celedon was inadvertently removed from the table.

o	Please provide the signatures of the majority of your board members. We note that the signature blocks for the executive officers do not reflect the extent to which individuals are signing in their capacities as directors.

Response: See revisions to the signature blocks indicating director in the title of the officers.

In addition, we changed the dates throughout to match the appropriate date.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ George Athanasiadis

CEO